Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Heartstone Farm, Inc.
128 Paine Rd
Charleston, ME 04422-3424
https://heartstonefarm.com/

Up to $617,994.00 in Common Stock at $18.00
Minimum Target Amount: $19,998.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Heartstone Farm, Inc.
Address: 128 Paine Rd, Charleston, ME 04422-3424
State of Incorporation: DE
Date Incorporated: September 23, 2016

Terms:

Equity

Offering Minimum: $19,998.00 | 1,111 shares of Common Stock
Offering Maximum: $617,994.00 | 34,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $18.00
Minimum Investment Amount (per investor): $360.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: 10% bonus shares are available to 1) Heartstone Farms customers and supporters who registered before the launch to receive 'Early Bird' notifications as of 6/17/2026 and 2) existing investors from Heartstone Farm's equity campaign in 2024.

Time-Based Perks

Early Bird 1: Invest $1,200+ within the first 2 weeks and receive 8% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,200+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $1,200+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tier 1 - CHARTER OWNER

Invest $1,200+ and receive Heartstone Farms Owner's Cap, Heartstone Farms Owner Leather Key Chain, and 10% off your next order.

Tier 2 FOUNDING OWNER

Invest $5,000+ and receive 5% Bonus shares, 10% off all orders for 3 months, Hearthstone Farms Owners Cap, Personalized Engraved Brass Cow Bell Designating Your Founding Owner Status, and One all-natural 14-16 lb Heartstone Farms Thanksgiving Turkey.

Tier 3 HERITAGE OWNER

Invest $10,000+ and receive 10% Bonus shares, 10% off all orders for 6 months, Heartstone Farms Owner's Cap, Personalized Engraved Brass Cow Bell Designating Your Heritage Owner Status, Signed "Proud American Farmers" limited edition print by Farmer Dan, and One all-natural 14-16 lb Heartstone Farms Thanksgiving Turkey.

Tier 4 LEGACY OWNER

Invest $20,000+ and receive 12% Bonus shares, 10% off all orders for 12 months, A Heartstone Farms Owner's Cap, Personalized Engraved Brass Cow Bell Designating Your Legacy Owner Status, Signed "Proud American Farmers" limited edition print by Farmer Dan, Heartstone Farms Premium Grill Apron, and An All-Natural 14-16 lb Turkey (delivered in time for Thanksgiving - limited supply).

Tier 5 FOUNDER'S CIRCLE

Invest $50,000+ and receive 15% Bonus shares, 10% off all orders for 12 months, A Heartstone Farms Owner's Cap, Personalized Engraved Brass Cow Bell Designating Your Founder's Circle Owner Status, A set of Heartstone Farms Steak Knives, An All-Natural 14-16 lb Turkey (delivered in time for Thanksgiving - limited supply), Private farm tour with Farmer Dan and lunch at the farm with the leadership team.

Perks will be provided to investors following the close of the offering. Certain perks, such as discounts on orders, will be emailed to investors. Perks that are not digital, such as clothing or meat, will be sent to investors. Please allow 8-12 weeks following the close of the campaign.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Heartstone Farm, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $18.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,800.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Heartstone Farm, Inc. ("Heartstone Farm" or the "Company") was established in November 2016 and headquartered in Charleston, Maine, operates as a direct-to-consumer seller of high-quality meat and meat products through its website. The company converted to a Delaware C-Corp in 2024. The company offers a variety of proteins, including beef, poultry, pork, and wild-caught seafood, some of which are raised on its own farm while others are sourced from a network of trusted external producers and processors. Heartstone Farms aims to revolutionize the way consumers purchase meat and the way farmers sell their livestock by bypassing traditional supermarkets and large meat processors.

Business Model

Heartstone Farms employs a direct-to-consumer model that eliminates the middleman, allowing for a more transparent and trustworthy supply chain. The company has established partnerships with family farms in the Northeast U.S. that provide beef, chicken, turkey, and pork, all free from antibiotics and hormones. Recently, the company began offering wild Alaskan salmon, sourced directly from a fishing family in Alaska. This model ensures that consumers receive high-quality, ethically raised meat while supporting local farmers. The company fulfills its orders using a third party logistics (3PL) company in

New Jersey. Heartstone Farm's customer base has grown to over 4,500 subscribers in connection with its Farmer Dan Meat Box subscription, and the Company has accumulated over 12,500 five-star reviews.

Corporate Structure

Heartstone Farms operates as an independent entity with no parent or subsidiary companies. The company's operations are managed by a dedicated team led by its founder and CEO, Dan Kaplan, who brings over 45 years of entrepreneurial experience across various industries, including technology, media, marketing, and green energy.

Corporate History

Heartstone Farm, Inc. was originally incorporated as Heartstone Farm, LLC in November 2016 in the state of Maine. Heartstone Farm, Inc. is organized under the laws of the state of Delaware. Since its inception, the company has grown by focusing on high-quality, ethically sourced meat and building strong relationships with family farms in the Northeast U.S.

Competitors and Industry

Heartstone Farms operates within the meat and food distribution industry, specifically targeting the growing market for healthy, sustainable, and ethically sourced meat products. This market is characterized by increasing consumer demand for transparency and quality in food production, driven by concerns over antibiotics, hormones, and inhumane farming practices prevalent in the traditional meat supply chain.

Heartstone Farms competes with both traditional supermarket chains and other direct-to-consumer meat providers. Dominant players in the broader industry include large supermarket chains and the "Big 4" meat processors. The American meat industry has become highly concentrated. For instance, today, four large meatpackers control approximately 85% of U.S. beef processing. . Direct competitors include other online meat delivery services that focus on sustainable and ethically sourced products. Heartstone Farms differentiates itself through its strong commitment to humane farming practices, direct relationships with family farms, and a transparent supply chain.

Current Stage and Roadmap

Heartstone Farms is in the stages of growth and market expansion. The company plans to continue scaling its operations to meet increasing customer demand.

Heartstone Farms has several key milestones planned for the near future:

Market Expansion: Heartstone Farms aims to expand its customer base beyond its current delivery footprint to achieve nationwide distribution. To accomplish nationwide distribution, the Company may need to work with partners to create additional distribution centers in other regions of the country so that customers can receive their orders within 2 days.

Product Development: The company has already begun expanding into seafood, including wild Alaskan salmon, and is now actively offering products beyond core proteins, with seafood and prepared value-added items now available.

Infrastructure Enhancement: Investment in logistics to improve efficiency and scalability. As the Company grows, it may expand its frozen storage and fulfillment capabilities, including Third Party Logistics (3PL) vendors to set up additional distribution points across the country.

The Team

Officers and Directors

Name: Daniel J Kaplan

Daniel J Kaplan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Director
  Dates of Service: September, 2014 - Present
  Responsibilities: The founder and CEO of the company. Mr. Kaplan oversees all operations including finance, marketing, product sourcing. Mr. Kaplan does not receive any cash compensation at this time and is the majority shareholder of the company.

Name: Jedediah Lundquist Beach

Jedediah Lundquist Beach's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: December, 2019 - Present
  Responsibilities: Mr. Beach oversees the financial systems, prepares forecasts, and meets regularly with the management team. Mr. Beach is a paid contractor/consulting CFO.

Other business experience in the past three years:

- Employer: FarmSmart
  Title: Principal
  Dates of Service: January, 2015 - Present
  Responsibilities: FarmSmart is a fractional CFO practice.

Name: Sean M Vealey

Sean M Vealey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President, Operations
  Dates of Service: February, 2023 - Present
  Responsibilities: Mr. Vealey oversees and is responsible for operations of the business including finance, logistics, inventory, human resources, compliance, and fulfillment. Mr. Vealey receives an annual salary package for his role.

Other business experience in the past three years:

- Employer: Three Rivers Hospitality
  Title: Director Of Facilities and Maintenance
  Dates of Service: April, 2019 - November, 2022
  Responsibilities: Oversaw the facility and maintenance operations of a multi-unit restaurant, lodging, and adventure sports company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $617,994.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the

application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
The Company's revenue is primarily generated through the direct-to-consumer sale of farm-raised meat and related products. A sustained shift in consumer preferences away from meat consumption, including increased adoption of plant-based or alternative protein diets, could materially and adversely affect demand for the Company's products and its financial performance.

Supply Chain and Logistics Risks
The Company's operations are dependent on the availability of livestock, feed, and other agricultural inputs, as well as reliable cold-chain logistics for the shipment of perishable products directly to consumers. Disruptions to the Company's supply chain — whether due to disease outbreaks affecting livestock, weather events, transportation delays, or increases in feed and fuel costs — could result in product shortages, increased costs, spoilage, or reputational harm. The Company relies on third-party logistics providers and cold-chain shipping partners, and any failure in their performance could result in damaged or undelivered products and customer dissatisfaction.

Quality and Safety of our Product and Service
The Company sells perishable food products that are subject to strict food safety regulations. Any contamination, spoilage, mislabeling, or other quality issue could result in product recalls, regulatory action, customer harm, reputational damage, and significant financial liability. The Company's products are shipped directly to consumers, which introduces additional risk related to temperature control during transit. Any failure to maintain product integrity throughout the fulfillment process could adversely affect the Company's business.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

The direct-to-consumer meat and protein subscription market is competitive and includes well-capitalized companies such as ButcherBox, Crowd Cow, and Porter Road, as well as traditional grocery retailers and specialty food companies expanding into online direct sales. Competitors may have greater financial resources, larger customer bases, and more established brand recognition. There can be no assurance that the Company will be able to maintain or grow its market share in the face of this competition.

We are an early stage company and have not yet generated any profits

Heartstone Farm, Inc. was formed on September 23, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Heartstone Farm, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

The Company sells premium-priced, farm-raised meat products that may be viewed by consumers as discretionary purchases relative to commodity protein alternatives available at traditional grocery retailers. During periods of economic downturn, inflation, or reduced consumer spending, demand for the Company's products may decline as consumers trade down to lower-cost options. Additionally, increases in feed costs, fuel prices, and shipping expenses could compress the Company's margins.

Uncertain Regulatory Landscape

The Company's operations are subject to regulation by the USDA, FDA, and various state and local agencies governing the production, processing, labeling, and sale of meat and food products. Changes in food safety standards, labeling requirements, animal welfare regulations, or direct-to-consumer food shipping laws could impose additional compliance costs or operational restrictions on the Company's business.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

The Company relies on third-party vendors and service providers including livestock suppliers, meat processors, cold-chain logistics providers, and e-commerce technology platforms. Any disruption in these relationships — whether due to capacity constraints, price increases, service failures, or termination — could adversely affect the Company's ability to fulfill orders, maintain product quality, or operate its platform effectively.

The Company is vulnerable to hackers and cyber-attacks

As a direct-to-consumer e-commerce business, the Company collects and stores personal and financial information from its customers. Any breach, unauthorized access, or disruption to the Company's technology systems or those of its third-party service providers could compromise customer data, harm the Company's reputation, and result in legal, regulatory, or financial liability.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's brand is built on its identity as a trusted, farmer-direct source of humanely raised meat. Negative publicity — including adverse media coverage, customer complaints, food safety incidents, or social media campaigns related to animal welfare or environmental concerns — could materially harm the Company's reputation and customer retention, and adversely affect its financial performance.

Litigation

On January 27, 2025, a former employee of the Company filed a claim against the Company, SKOSC-CV-2025-0004, in Maine State Court, in which the former employee claims that he was entitled to an equity interest in the Company. On February 19, 2025, the Company filed an Answer disputing the former employee's claims and a Counterclaim alleging conversion and breach of contract. Currently the Parties are engaged in discovery. On February 20, 2026, a former supplier of cattle filed a claim against the Company, 5:26-CV-01120-CH, in the federal Eastern District of Pennsylvania, in which the former supplier claims that it was entitled to certain rights under a purported cattle purchasing contract. The Company's Answer and Counterclaims are due March 18, 2026.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Kaplan	1,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 34,333 of Common Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 1,061,770 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maine Seed Capital Tax Credit Program

For Maine taxpayers only: Heartstone Farms has been approved as a qualified investment under the Maine Seed Capital Tax Credit Program, which provides a non-refundable credit over four years for up to 40% of your total investment in the Company. Investors with Maine source income tax liability are eligible to take advantage of the credit upon submission of an application with the Finance Authority of Maine.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $165,166.00
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Equity financing or liquidity event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: N/A
  Date: August 07, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $792,985.46
  Number of Securities Sold: 60,236
  Use of proceeds: Inventory, Company Employment, Working Capital, Marketing
  Date: November 21, 2024
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $23,010.00
  Number of Securities Sold: 1,534
  Use of proceeds: N/A
  Date: November 21, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $5,847,950 compared to $6,460,385 in fiscal year 2025.

Revenue increased by approximately $612,435 (approximately 10.5%) year-over-year, driven by continued growth in the Company's direct-to-consumer online sales channel and its subscription-based meat box program, which accounts for over 75% of total sales and generates significant recurring revenue.

Cost of Sales

Cost of Sales for fiscal year 2024 was $4,793,209 compared to $5,070,472 in fiscal year 2025.

Cost of goods sold increased by approximately $277,263 (approximately 5.8%) year-over-year, primarily due to increased order volume and associated costs of goods, packaging, freight, and fulfillment. As a percentage of revenue, cost of goods sold improved slightly from approximately 82.0% in 2024 to approximately 78.5% in 2025, reflecting modest improvement in gross margin performance.

Gross Margins

Gross profit for fiscal year 2024 was $1,054,741 compared to $1,389,912 in fiscal year 2025.

Gross profit increased by approximately $335,171 (approximately 31.8%) year-over-year, and gross margin as a percentage of revenue improved from approximately 18.0% in 2024 to approximately 21.5% in 2025. This improvement reflects the Company's ability to grow revenue faster than direct product costs during the period.

Expenses

Total operating expenses for fiscal year 2024 were $2,306,479 compared to $2,512,824 in fiscal year 2025.

Operating expenses increased by approximately $206,345 (approximately 8.9%) year-over-year, primarily attributable to increases in general and administrative expenses ($1,193,696 in 2024 vs. $1,234,383 in 2025) and selling and marketing expenses ($1,112,783 in 2024 vs. $1,278,441 in 2025). The increase in selling and marketing expenses reflects continued investment in customer acquisition and brand awareness. Despite the higher gross profit in 2025, total operating expenses exceeded gross profit in both years, resulting in operating losses of $(1,251,739) in 2024 and $(1,122,912) in 2025 — an improvement of approximately $128,827 year-over-year.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows may not be fully indicative of the revenue and cash flows expected in the future because the Company is actively investing in customer acquisition, expanding its subscription base, and scaling fulfillment infrastructure, all of which are expected to yield improved unit economics over time as the business matures. Past cash was primarily generated through direct-to-consumer product sales and equity investments. Our goal is to improve operating margins and reduce our dependence on merchant loan facilities as subscription revenue scales and operational efficiencies are realized.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 18, 2026, the Company has capital resources available in the form of a revolving line of credit for up to $564,000 from Farmers Business Network (FBN Finance, LLC), with approximately $286,932 currently outstanding; a promissory note from Daniel Kaplan, the Company's CEO and principal stockholder, in the principal amount of $174,881; a business loan of $200,000 from Small Business Financial Solutions, LLC entered into in January 2026; and approximately $27,000 in cash on hand as of May, 2026. In addition, Daniel Kaplan has made available an additional $200,000 in the form of a Line of Credit as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support continued growth initiatives, working capital needs, reduction of high-cost merchant loan obligations, and long-term operational sustainability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, a significant portion will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $19,998, we anticipate the Company will be able to operate for approximately eight additional months beyond current projections. This is based on a current monthly operating cash outflow of approximately $23,273, derived from the Company's 2025 annual operating cash used of $279,271, allocated across expenses related to inventory procurement, fulfillment and shipping, general and administrative costs, and sales and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $617,994, we anticipate the Company will be able to operate for approximately 26 additional months beyond current projections. This is based on a projected monthly operating cash outflow of approximately $23,273 for expenses related to inventory procurement, fulfillment and shipping, general and administrative costs, and sales and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including ongoing subscription revenue, potential future equity raises, and the possibility of additional debt financing. The Company is not currently conducting any other concurrent securities offerings.

Indebtedness

- Creditor: U.S. Small Business Administration (SBA)
  Amount Owed: $280,283.83
  Interest Rate: 3.75%
  Maturity Date: May 09, 2050
  Monthly payments of $1,495; secured term loan.

- Creditor: Farmers Business Network (FBN Finance, LLC)
  Amount Owed: $286,932.14
  Interest Rate: 9.1%
  Maturity Date: January 15, 2025
  Maturity Date: Revolving; advances available through January 15, 2025 per original agreement terms. Revolving line of credit with a maximum borrowing capacity of $564,000. Interest rate is 9.1% (variable; Wall Street Journal Prime Rate plus 0.60%).

- Creditor: Robert Crosby and Alan Ames
  Amount Owed: $83,792.75
  Interest Rate: 7.0%
  Maturity Date: July 14, 2032
  Mortgage loan secured by real estate property acquired by the Company; monthly payment of $1,416.52.

- Creditor: Shopify Working Capital (WebBank)
  Amount Owed: $372,537.27
  Interest Rate: 0.0%
  Repayments equal to 14% of the Company's daily sales until repaid in full. Includes multiple tranches; the Company has entered into successive merchant loan agreements with WebBank, with aggregate outstanding amounts as of December 31, 2025 of approximately $269,032 (WebBank/Shopify) and $232,201 (PayPal Working Capital via WebBank).

- Creditor: Dime Community Bank (Small Business Financial Solutions, LLC)
  Amount Owed: $142,347.40

Interest Rate: 3.91%

Weekly remittances of $4,912.13; blanket security interest over substantially all Company assets; personal guaranty from owner. 78 weekly installments of $3,435.90.

- Creditor: PayPal Working Capital (WebBank)
  Amount Owed: $170,669.11
  Interest Rate: 0.0%
  Ongoing; minimum payment required every 90 days Material Rights: Repayment made by 30% of revenue processed through PayPal.

- Creditor: PayPal Business Loan (WebBank)
  Amount Owed: $51,728.00
  Interest Rate: 0.0%
  Maturity Date: August 28, 2026
  Weekly payment of $3,320.22 until maturity.

- Creditor: Intuit (WebBank)
  Amount Owed: $27,416.35
  Interest Rate: 28.99%
  Maturity Date: August 12, 2025
  Monthly payment of $3,887.39.

- Creditor: Toyota Financial Services
  Amount Owed: $81,644.06
  Interest Rate: 9.65%
  Maturity Date: July 23, 2030
  72 monthly payments of $1,883.00; business-purpose vehicle financing agreement.

- Creditor: Royalty Loan
  Amount Owed: $112,500.00
  Interest Rate: 0.0%
  Notes repayable with quarterly payments equal to 1.5% of Company revenue.

- Creditor: Daniel Kaplan (CEO and Principal Stockholder)
  Amount Owed: $174,881.00
  Interest Rate: 5.0%
  Maturity Date: June 06, 2028
  Promissory note payable as a single balloon payment at maturity.

- Creditor: MR Advance (FunderzGroup LLC) — Sale of Future Receipts
  Amount Owed: $196,485.00
  Interest Rate: 0.0%
  Maturity Date: Ongoing; weekly remittances of $4,912.13 (3.91% of future receipts) Material Rights: Personal guarantee from owner Daniel J. Kaplan; operational restrictions including limitations on additional financing and requirements to route receipts through designated accounts. Agreement entered February 6, 2026.

- Creditor: Royalty Debt
  Amount Owed: $268,186.00
  Interest Rate: 0.0%
  The notes carry a repayment obligation equal to 150% of the principal amount borrowed, satisfied through quarterly royalty payments of 1.5% of the Company's gross revenue until the full repayment amount has been paid. The maximum return investors are entitled to is 150% of the principal amount loaned, satisfied through quarterly royalty payments of 1.5% of the Company's gross revenue until the full repayment amount has been paid

Related Party Transactions

- Name of Person: Daniel Kaplan
  Relationship to Company: CEO and principal stockholder
  Nature / amount of interest in the transaction: In August 2024, the Company issued a Simple Agreement for Future Equity (SAFE) to Mr. Kaplan in the amount of $165,166. The SAFE bears no valuation cap or discount rate and contains a most-favored-nation (MFN) provision.
  Material Terms: Upon an Equity Financing, the SAFE converts into shares of Common Stock at the then-current fair market value per share. Upon a Liquidity Event or Dissolution Event, the investor is entitled to receive proceeds equal

to the purchase amount. The SAFE is junior to outstanding indebtedness and creditor claims and to preferred stock, and is on par with Common Stock.

- Name of Person: Daniel Kaplan
  Relationship to Company: CEO and principal stockholder
  Nature / amount of interest in the transaction: In June 2025, the Company issued a promissory note to Mr. Kaplan in the principal amount of $174,881, bearing interest at 5% per annum.
  Material Terms: The note matures on June 6, 2028 and is payable as a single balloon payment at maturity.

- Name of Person: Daniel Kaplan
  Relationship to Company: CEO and principal stockholder
  Nature / amount of interest in the transaction: On January 9, 2026, the Company received an equity investment of $200,000 from Mr. Kaplan.
  Material Terms: As of the date of issuance of the financial statements, no additional shares have been issued in connection with this investment.

Valuation

Pre-Money Valuation: $19,111,860.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company has only one class of stock, no outstanding options, warrants, and other securities with a right to acquire shares are exercised; and no shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Customer Acquisition
  91.5%
  The primary focus of the minimum raise will be on acquiring new customers through targeted marketing efforts to promote our farm-to-table meat delivery service.

If we raise the over allotment amount of $617,994.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Sales & Marketing
  31.5%
  A significant portion of the larger raise will be allocated to expanding our marketing campaigns, enhancing brand visibility and attracting more customers to our subscription service.

- Product Development
  30.0%
  We plan to use part of the funds to develop new product offerings, including unique cuts and specialty meats, to meet diverse customer preferences.

- Operations
  30.0%
  Investing in operational efficiencies, including improved logistics and supply chain management, will ensure timely delivery of our products while maintaining quality.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://heartstonefarm.com/ (https://heartstonefarm.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/heartstone-cf-2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Heartstone Farm, Inc.

[See attached]

HEARTSTONE FARM, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Heartstone Farm, Inc.
Charleston, Maine

We have reviewed the accompanying financial statements of Heartstone Farm, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 14, 2026
Calabasas, CA 91302

HEARTSTONE FARM, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 103,330	$ 224,897
Inventory	735,354	723,342
Other Current Assets	-	35,000
Total Current Assets	**838,684**	**983,239**
Property and Equipment, net	488,106	572,636
Intangible Assets	93,683	105,154
Security Deposit	2,000	2,000
Total Assets	**$ 1,422,473**	**$ 1,663,029**
LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT		
Current Liabilities:		
Accounts Payable	$ 674,221	$ 201,343
Credit Cards	334,300	160,719
Current Portion of Loans and Promissory Notes	168,452	146,665
Merchant Loan Agreements	507,775	490,817
Line of Credit	561,932	561,932
Other Current Liabilities	111,210	35,937
Total Current Liabilities	**2,357,890**	**1,597,412**
Loans and Promissory Notes, net of current portion	590,125	467,252
Simple Agreement for Future Equity	161,656	162,276
Total Liabilities	**3,109,671**	**2,226,940**
STOCKHOLDERS' DEFICIT		
Common Stock	1,060	1,060
Additional Paid in Capital	792,218	792,218
Accumulated Deficit	(2,480,476)	(1,357,189)
Total Stockholders' Deficit	**(1,687,198)**	**(563,911)**
Total Liabilities and Stockholders' Deficit	**$ 1,422,473**	**$ 1,663,029**

See accompanying notes to financial statements.

HEARTSTONE FARM, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 6,460,385	$ 5,847,950
Cost of Goods Sold	5,070,472	4,793,209
Gross Profit	**1,389,912**	**1,054,741**
Operating Expenses		
General and Administrative	1,234,383	1,193,696
Selling and Marketing	1,278,441	1,112,783
Total Operating Expenses	**2,512,824**	**2,306,479**
Operating Loss	**(1,122,912)**	**(1,251,739)**
Interest Expense	63,074	57,909
Fair Value in Excess of Stated Value of SAFEs	(619)	(2,890)
Other Loss/(Income)	(62,079)	(17,900)
Loss Before Provision for Income Taxes	**(1,123,287)**	**(1,288,858)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,123,287)**	**$ (1,288,858)**

See accompanying notes to financial statements.

HEARTSTONE FARM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In	Accumulated	Total Stockholders' Deficit
	Shares	Amount	Capital	Deficit	
Balance—December 31, 2023	1,000,000 $	1,000 $	6,807 $	(68,331) $	(60,524)
Issuance of stock	60,236	60	785,411	-	785,471
Net Loss	-	-	-	(1,288,858)	(1,288,858)
Balance—December 31, 2024	1,060,236 $	1,060 $	792,218 $	(1,357,189) $	(563,911)
Net Loss	-	-	-	(1,123,287)	(1,123,287)
Balance—December 31, 2025	1,060,236 $	1,060 $	792,218 $	(2,480,476) $	(1,687,198)

See accompanying notes to financial statements.

HEARTSTONE FARM, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,123,287)	$ (1,288,858)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	88,445	32,467
Amortization of Intangibles Assets	11,471	9,559
Fair Value in Excess of Stated Value of SAFEs	(619)	(2,890)
Changes in Operating Assets and Liabilities:		
Accounts Receivable	-	2,354
Inventory	(12,013)	(318,727)
Other Current Assets	35,000	(35,000)
Accounts Payable	472,878	65,597
Credit Cards	173,581	62,948
Other Current Liabilities	75,273	(7,242)
Net Cash Used In Operating Activities	**(279,271)**	**(1,479,791)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(3,916)	(195,093)
Purchases of Intangible Assets	-	(29,488)
Net Cash Used in Investing Activities	**(3,916)**	**(224,581)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	785,471
Proceeds from Merchant Loan Agreements	16,958	326,672
Proceeds from Issuance of Simple Agreement for Future Equity		165,166
Line of Credit	-	209,372
(Repayment of) proceeds from Promissory Notes and Loans	144,661	132,564
Net Cash Provided by Financing Activities	**161,619**	**1,619,245**
Change in Cash	**(121,568)**	**(85,127)**
Cash —Beginning of The Year	224,897	310,024
Cash—End of The Year	**$ 103,329**	**$ 224,897**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 63,074	$ 57,909
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Heartstone Farm, Inc. (the "Company") was formed on September 23, 2016, in the State of Maine as a limited liability company. On August 7, 2024, the Company converted from a Maine limited liability company to a Delaware corporation and began operating under the name Heartstone Farm, Inc. The financial statements of Heartstone Farm, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Charleston, Maine.

Heartstone Farm, Inc. is a Maine-based direct-to-consumer provider of all-natural meat products, offering grass-fed beef, pasture-raised pork, chicken, turkey, and related food items sourced from its own farm and a network of small family farms. The Company focuses on sustainable and humane farming practices, raising livestock without antibiotics, growth hormones, or industrial feedlot methods, and delivers frozen products directly to customers across multiple states in the U.S. Heartstone Farm, Inc. also operates subscription-based meat boxes and maintains robust customer demand through its online platform, with significant repeat business and positive reviews reflecting its commitment to quality, transparency, and animal welfare.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a weighted average cost method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Automotive Equipment	5 years
Machinery & Equipment	5 years
Office Equipment	5 years
Buildings	20 years
Building Improvements	20 years
Fencing	5 years

Intangible Assets
Intangible assets with finite lives, such as website design, are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company primarily generates revenue by selling and shipping meat products directly to consumers through its website. The Company fulfills an average of 700–800 orders each week, with the majority of sales (over 75%) derived from subscription-based recurring revenue. Product offerings include beef, turkey, chicken, pork, and seafood. Revenue is generally recognized when products are shipped to customers, as the customer obtains control of and derives the benefits from the delivered goods.

Cost of Goods Sold
Cost of sales includes the purchase cost of retail products, raw materials and ingredients, packing materials, freight and delivery expenses, and other variable and fixed overheads associated with production and fulfillment.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to issuance of equity securities including common stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities. The company expense these costs as incurred. Equity issuance costs for the years ended December 31, 2025, and December 31, 2024, amounted to $3,850 and $86,818, respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $1,278,441 and $1,112,783, which is included in sales and marketing expenses.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

SAFE Agreements

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Merchant Loan Agreements

Merchant loan agreements are accounted for as secured borrowings in accordance with ASC 470. The outstanding balance represents the unpaid principal and fees and is classified as a current liability given the short-term repayment structure based on daily sales activity.

Line of Credit

Borrowings under the Company's revolving line of credit are carried at the outstanding principal balance. Interest is accrued daily based on the applicable variable rate. Amounts outstanding are classified as current or non-current based on the expected repayment terms as of the balance sheet date.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following:

As of December 31,	2025	2024
Escrow funds- crowdfunding campaign	$ -	$ 35,000
Other Current Assets	$ -	$ 35,000

Other current liabilities consist of the following:

As of December 31,	2025	2024
Gift Cards Purchased	$ 43,817	$ 16,684
Due to Paypal	781	999
Finale Purchase Orders	66,026	17,668
Sales Tax Liability	586	586
Total Other Current Liabilities	$ 111,210	$ 35,937

4.   INVENTORY

Inventory consists of the following:

As of December 31,	2025	2024
Finished Goods	$ 735,354	$ 187,398
Work in Process	-	535,944
Total Inventory	$ 735,354	$ 723,342

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Automotive Equipment	$ 212,547	$ 212,547
Machinery & Equipment	117,895	115,145
Office Equipment	15,257	14,092
Buildings	245,300	245,300
Building Improvements	100,825	100,823
Fencing	9,998	9,998
Property and Equipment, at cost	701,821	697,905
Accumulated Depreciation	(213,715)	(125,269)
Property and Equipment, net	$ 488,106	$ 572,636

Depreciation expense for the years ended December 31, 2025 and 2024 was $88,445 and $32,467, respectively.

6.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Website Design	$ 114,713	$ 114,713
Intangible Assets, at cost	114,713	114,713
Accumulated Amortization	(21,030)	(9,559)
Intangible Assets, net	$ 93,683	$ 105,154

Amortization expense for the years ended December 31, 2025 and 2024 was $11,471 and $9,559, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Period	Amortization Expense
2026	$ 11,471
2027	11,471
2028	11,471
2029	11,471
Thereafter	47,798
Total	$ 93,683

7.   LINE OF CREDIT

On June 28, 2024, the Company entered into a Loan and Security Agreement with FBN Finance, LLC providing for a revolving credit facility with a maximum borrowing capacity of $564,000. Under the terms of the agreement, the Company may request advances from time to time through January 15, 2025, subject to the lender's approval and the conditions set forth in the agreement. Amounts borrowed under the facility bear interest at a variable rate equal to the Wall Street Journal Prime Rate plus a margin of 0.60%. As of the date of the agreement, the applicable interest rate was 9.1%. Interest is calculated daily and payable in accordance with the terms of the related promissory note. As of December 31, 2025, and December 31, 2024, the Company had outstanding borrowings of $561,932 and $561,932, respectively, under the line of credit.

8.   MERCHANT LOAN AGREEMENT

On July 30, 2024, the Company entered into a Merchant Loan Agreement with Celtic Bank under the following terms: the loan amount is $22,800, the fixed fee is $2,462, the repayment rate is 30.0% (the percentage of daily Merchant Receivables withheld to repay the loan), and the final repayment date is January 28, 2026. As of December 31, 2025, and December 31, 2024, the outstanding amount of this loan was $6,541 and $6,890, respectively.

On September 1, 2025, the Company entered into a PayPal Working Capital which is a business loan offered by WebBank under the following terms: the loan amount is $170,000, the loan fee is $21,019, the repayment rate is 30.0%, and the minimum payment (required every 90 days) is $19,101. On October 7, 2025, the Company entered into a PayPal Working Capital which is a business loan offered by WebBank under the following terms: the loan amount is $259,000, the loan fee is $42,679, the repayment rate is 30.0%, and the minimum payment (required every 90 days) is $15,083. As of December 31, 2025, the cumulative outstanding amount of these loans was $232,201.

On May 21, 2024, the Company entered into a Merchant Loan Agreement with WebBank, Utah-charted industrial bank, under the following terms: the loan amount is $375,000, the cost of funds is $30,000, the repayment rate is 11.0% (the percentage of daily sales), and the loan term is 18 months. On December 16, 2024, the Company entered into a Merchant Loan Agreement with WebBank, Utah-charted industrial bank, under the following terms: the loan amount is $415,000, the cost of funds is $33,200, the repayment rate is 10.0% (the percentage of daily sales), and the loan term is 18 months. On June 17, 2025, the Company entered into a Merchant Loan Agreement with WebBank, Utah-charted industrial bank, under the following terms: the loan amount is $400,000, monthly fee is $4,000, the repayment rate is 17.0% (the percentage of daily sales), and the loan term is 18 months. On December 1, 2025, the Company entered into a Merchant Loan Agreement with WebBank, Utah-charted industrial bank, under the following terms: the loan amount is $200,000, cost of funds is $14,600, the repayment rate is 14.0% (the percentage of daily sales), and the loan term is 18 months. As of December 31, 2025the outstanding amount of these loans was $269,032. and $466,869 respectively.

On April 18, 2024, the Company entered into a Master Future Receipts Purchase Agreement with Stenn Assets USA Inc. under which the Company may sell a portion of its future accounts receivable and other customer payment rights to the purchaser. Under the agreement, the purchaser may periodically acquire specified amounts of the Company's future receipts at a discount pursuant to individually executed purchase schedules. The Company is required to deposit customer receipts into a designated bank account from which the purchaser is authorized to collect an agreed percentage of receipts until the purchased amount has been delivered in full. The agreement provides that the transaction represents a sale of future receivables rather than a loan and does not bear a stated interest rate. Payments to the purchaser are variable and based on the Company's future receipts as defined in the agreement. The arrangement remains in effect until all purchased amounts have been remitted or the agreement is otherwise terminated in accordance with its terms. During the year ended December 31, 2024, the Company received proceeds of $17,058 under this arrangement.

9. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2025			As of December 31, 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Van Loan - Lightstream	$ 32,000	6.49%	4/24/2019	4/24/2026	$ 2,180	$ -	$ 2,180	$ 5,657	$ 2,180	$ 7,837
SBA Loan	$ 297,600	3.75%	5/9/2020	5/9/2050	$ 9,920	$ 273,354	$ 283,274	$ 14,326	$ 283,274	$ 297,600
Maine Savings Federal Credit Union - Truck Loan	$ 39,025	3.00%	2/1/2021	2/3/2027	$ 681	$ 7,116	$ 7,797	$ 7,116	$ 7,797	$ 14,913
Western Equipment Finance - Freezer Loan	$ 72,000	-	6/27/2022	6/27/2026	$ 9,000	$ -	$ 9,000	$ 18,000	$ 9,000	$ 27,000
Robert Crosby - Building Loan	$ 122,000	7.00%	7/14/2022	7/14/2032	$ 11,087	$ 78,371	$ 89,459	$ 9,506	$ 89,459	$ 98,964
Toyota Truck Loan	$ 102,617	9.65%	7/23/2024	7/23/2030	$ 15,206	$ 56,403	$ 71,609	$ 27,209	$ 71,609	$ 98,818
PayPal Business Loan	$ 50,000	15.10%	7/30/2024	7/30/2025	$ -	$ -	$ -	$ 34,309	$ -	$ 34,309
WebBank - Intuit Loan	$ 50,000	21.00%	8/12/2024	8/12/2025	$ 3,934	$ -	$ 3,934	$ 30,542	$ 3,934	$ 34,476
Promissory Note- Daniel Kaplan	$ 174,881	5.00%	6/6/2025	6/6/2028		$ 174,881	$ 174,881	$ -	$ -	$ -
PayPal Business Loan	$ 150,000	12.13%	8/28/2025	8/28/2026	$ 116,444	$ -	$ 116,444	$ -	$ -	$ -
Total					**$ 168,452**	**$ 590,125**	**$ 758,577**	**$ 146,665**	**$ 467,252**	**$ 613,916**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2025
2026	$ 168,452
2027	44,198
2028	37,083
2029	211,964
2030	37,083
Thereafter	259,798
Total	**$ 758,577**

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31,	
					2025	2024
SAFE - 2024	2024	Not Set	$ 165,166	Not Set	$ 165,166	$ 165,166
Fair Value in Excess of Stated Value of Derivative Instrument					-	(3,510)
Total SAFE(s)			**$ 165,166**		**$ 165,166**	**$ 161,656**

If there is an Equity Financing before the termination of this SAFE, the SAFE will automatically convert into the number of shares of Common Stock equal to the Purchase Amount divided by the then-current fair market value per share of the Common Stock. If there is a Liquidity Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Purchase Amount (the "Cash-Out Amount"), due and payable immediately prior to, or concurrent with, the consummation of such Liquidity Event. If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Common Stock. The investor's right to receive its Cash-Out Amount is: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes; (ii) junior to payments for Preferred Stock; and (iii) on par with payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

10. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 1,500,000 shares of common stock, par value $0.001 per share. As of December 31, 2025 and 2024, 1,060,236 shares of common stock were issued and outstanding.

During the year ended December 31, 2024, the Company issued 60,236 shares of common stock for aggregate consideration of approximately $792,985, of which $60 was recorded to common stock and $792,925 was recorded to additional paid-in capital. The Company did not issue any common shares during the year ended December 31, 2025.

Additional Paid-In Capital

Additional paid-in capital consists of amounts received in excess of par value from common stock issuances, capital contributions from stockholders for which no shares were issued, and the impact of equity issuance costs charged against proceeds, if applicable.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (336,200)	$ (62,024)
Valuation Allowance	336,200	62,024
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (398,224)	$ (62,024)
Valuation Allowance	398,224	62,024
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,330,518. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. RELATED PARTY TRANSACTIONS

In August 2024, the Company issued a Simple Agreement for Future Equity (SAFE) to Daniel Kaplan, its CEO and principal stockholder, in the amount of $165,166. The SAFE bears no valuation cap or discount rate and contains a most-favored-nation (MFN) provision.

In June 2025, the Company issued a promissory note to Daniel Kaplan, , its CEO and principal stockholder, in the principal amount of $174,881, bearing interest at 5% per annum, with a maturity date of June 6, 2028, payable as a single balloon payment at maturity.

Subsequent to December 31, 2025, the Company received an equity investment of $200,000 from Daniel Kaplan, the Company's owner. See Note 15- Subsequent Events for further details.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,122,912 , an operating cash outflow of $279,271 and liquid assets in cash of $103,330, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued, and has determined that the following events required disclosure:

On January 9, 2026, the Company received an equity investment of $200,000 from Daniel Kaplan. As of the date of issuance of these financial statements, no additional shares have been issued in connection with this investment.

On January 22, 2026, the Company entered into a Business Loan and Security Agreement with Small Business Financial Solutions, LLC on January 22, 2026, pursuant to which it received loan proceeds of $200,000. The loan requires total scheduled repayments of $268,000 over 78 weekly installments of $3,435.90. The agreement includes a blanket security interest over substantially all of the Company's assets and is supported by a personal guarantee from the Company's owner. In addition, an amendment to the agreement provides that if the Company repays $254,400 within 183 days of funding, the obligation will be considered fully satisfied, effectively reducing the total financing cost. The loan is subject to automatic weekly ACH withdrawals and contains customary default provisions, including the lender's right to accelerate repayment upon the occurrence of specified events.

On February 6, 2026, the Company entered into a Sale of Future Receipts Agreement with FunderzGroup LLC (d/b/a MR Advance). Under this arrangement, the company sold $196,485 of future receivables in exchange for a purchase price of $150,000, with net proceeds of $143,965 after a $6,035 origination fee. Repayments are structured as weekly remittances of $4,912.13, representing 3.91% of future receipts, and are subject to reconciliation based on actual revenue performance. The agreement is structured as a non-recourse sale rather than a loan, though it includes a personal guaranty from the owner, Daniel J. Kaplan, and imposes operational restrictions, including limitations on additional financing and requirements to route all receipts through designated accounts.

Other than the matters described above, management is not aware of any additional subsequent events that would require recognition or disclosure in the accompanying financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





















Invest in Heartstone Farms

American Meat, Raised Right

Heartstone Farms is building a direct connection between American families and the people raising their food. We partner with more than 50 farm and fishing families across the country, delivering beef, pork, poultry, and wild-caught seafood directly to customers through our subscription-based model. Since our last raise in 2024, revenue has grown to $6.5 million, we've shipped more than 100,000 orders, and expanded service to 26 states.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

HEARTSTONE FARMS
American Meat, Raised Rig

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Earn 10% Bonus Shares
LOYALTY BONUS

Get Equity
$18 Per Share

PREVIOUSLY CROWDFUNDED
$792,985.46

MIN INVEST
$360

VALUATION
$19.11M

REASONS TO INVEST

A Proven Direct-to-Consumer Meat Business: Heartstone Farms generated **$6.46M in revenue in 2025**, up **158% since 2023**, and has shipped more than 120,000 lifetime orders. Heartstone Farms has already built the sourcing, fulfillment, packaging, and customer service systems needed to serve customers at scale.

Heartstone Farms Is Building a Strong Brand in a Commodity Market: Meat is often treated like a commodity, with little connection between the customer and the farm, producer, or standards behind it. Heartstone Farms is building a trusted consumer brand based on carefully sourced American meat and direct customer relationships.

76% of Heartstone Farms' Orders Came From Subscriptions in 2025: Heartstone Farms has built a recurring customer relationship in a large, everyday food category.

TEAM

Dan Kaplan • Founder, CEO, Director
Known to customers as Farmer Dan, Dan built Heartstone after buying a farm in Maine and raising cattle for his own family. He brings decades of entrepreneurial experience and remains the public face of the farm, helping customers connect directly with the people raising their food.
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Sean Vealey • VP, Operations
Sean joined Heartstone during its expansion phase and has helped scale fulfillment, logistics, and operational systems as the company expanded its reach across more states. His background includes decades in logistics and supply chain operations.
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Jed Beach • Chief Financial Officer
Jed joined Heartstone in 2019 and brings agricultural finance experience to the company, supporting budgeting, operations, and long-term planning.

Colt Radford • E-Commerce Manager
Colt supports online growth initiatives and optimization across Heartstone's digital operations and subscription business.

Denise Martinson • Customer Experience Manager
Denise focuses on customer relationships and experience, helping maintain the close connection Heartstone has built with families across its customer base.

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Progress Since Our Last Raise

In 2024, we raised $792,000 through a Crowdfunding Equity campaign. This capital helped fund a period of significant growth for Heartstone Farms. Since then, revenue has grown from approximately $2.5 million (2023) to $6.5 million (2025), our customer base has expanded to more than 26,000 households, and subscriptions have grown to represent more than 75% of revenue. We have expanded our shipping footprint, strengthened our operations, and continued building a network of more than 50 American farm and fishing families.

REVENUE AND
CUSTOMER
GROWTH
HEARTSTONE
FARMS



$6.46M
Revenue grew from roughly $2.5M during the prior raise to approximately $6.46M for 2025

26,000
Customer count grew from roughly 17,000 households to more than 26,000 customers

12,900
Reviews increased from approximately 8,000 to more than 12,900 while maintaining an average rating near 4.9 / 5

120,000
Heartstone surpassed 100,000 lifetime orders and now ships approximately 800 orders each week



RECURRING REVENUE AT THE CORE

75%
Subscription orders grew from 46% of orders in 2023 to 75% in 2025

$1,312
Subscriber lifetime value reached $1,312 compared with $320 for non-subscribers

80–85%
Subscription revenue now represents roughly 80–85% of revenue



26
Shipping footprint expanded from 14 states to 26 states

4%
Fulfillment moved from Maine to New Jersey and reduced shipping costs by approximately 4%

50+
Farm partnerships expanded to more than 50 American farm and fishing families

EXPANDING THE BUSINESS

The Heartstone Story (as told by CEO Dan Kaplan)

Every industry faces challenges that create opportunities for innovative solutions.



THE HEARTSTONE STORY (AS TOLD BY CEO DAN KAPLAN)

I didn't start Heartstone Farms because I wanted to build a food company.

I started it because I wanted better meat for my own family.

Like many Americans, I found myself standing in front of the meat case at the grocery store wondering where it came from, how the animals were raised, and whether I could really trust what I was feeding the people I cared about most.

So I bought a farm in Maine and started raising cattle.

At first, the meat was just for family and friends. Then their friends started asking for it too. People wanted something increasingly hard to find in today's food system: a direct connection to the people raising their food.

What started with a few cattle on a small Maine farm has grown into Heartstone Farms, a network of more than 50 American farm and fishing families supplying beef, pork, poultry, turkey, and wild Alaskan seafood to households across the country.

But our mission hasn't changed.

- We believe families should know where their food comes from.
- We believe farmers should know the families they're feeding.
- And we believe trust belongs back in the food system.

Today, Heartstone Farms serves customers across 26 states and has shipped more than 120,000 orders. This investment will help us continue growing our customer base, supporting independent American farms, and building a different kind of food company, one built on relationships instead of anonymity.









Farmer Dan

Dan Kaplan (aka Farmer Dan)
Founder & CEO, Heartstone Farms

The Problem

For generations, American families knew the farms raising their meat. Local farms, family businesses, and community relationships were part of how food moved from the farm to the table.

Over time, that changed. The distance between the people raising the meat and the families buying it grew. A majority of households that buy meat every week do so without knowing where it came from, who raised it, or which farms produced it. Independent American farms often operate farther from the families they ultimately feed.

THE PROBLEM
Families may know the meat on their table, but not the farm behind it
Independent American farms are further removed from customers
Sourcing and animal care aren't visible
More steps in the supply chain separate farms from households
Longstanding connections between farms and families are harder to maintain

The Heartstone Solution

Heartstone is a farm-to-table subscription service that ships beef, pork, chicken, turkey, and wild Alaskan salmon directly to households across the country. Customers can set up recurring subscription orders or purchase individual cuts, knowing where their meat comes from and the farms behind it.

Every farm that joins Heartstone is personally vetted for sourcing standards, animal care, and product quality. The meat is raised without antibiotics or added hormones, and we continue growing our network as more households and American farms join the business.

THE HEARTBEAT OF HEARTSTONE CAN BE FOUND IN THE FARMS, FAMILIES, AND FOOD THAT SHAPE THE BUSINESS TODAY
Three generations of the Stone family raise turkeys for Heartstone in Vermont

Direct-to-consumer meat subscriptions typically start with the box.

Heartstone starts with the farms.

From the Families Around Our Table

★★★★★

Darren E. Kelly
Heartstone Customer

"SIX MONTHS IN AND I COULDN'T BE HAPPIER THAT I DON'T GO TO THE GROCERY STORE FOR MY MEAT ANYMORE."

★★★★★

Milan Benes
Heartstone Customer

"WE HAVE RECEIVED OVER A DOZEN BOXES NOW."

"The meat box subscription gives us flexibility in cuts,

"The meat box subscription gives us flexibility in cuts, products, and delivery frequency. We have received over a dozen boxes, and every shipment arrived professionally packed and perfectly frozen."

products, and delivery frequency. We have received over a dozen boxes, and every shipment arrived professionally packed and perfectly frozen."

★★★★★

James Pohlman
Heartstone Customer

"SUPPORT YOUR AMERICAN FARMER."

"The beef and chicken have always been excellent. Everything arrives fresh, frozen, and well packaged. I will continue ordering from Farmer Dan."

★★★★★

Kristen Flynn
Heartstone Customer

"OUR FAMILY FEELS REALLY GOOD ABOUT OUR PURCHASES FROM HEARTSTONE FARMS."

"The meats are high quality, and you can see the difference. Everything we have ordered has been delicious and beautifully sourced."

Testimonials are provided by actual customers of the Company. No compensation, discounts, free products, or other incentives were provided in exchange for these testimonials. Testimonials reflect the personal experiences and opinions of the individuals and may not be representative of all customer experiences. These testimonials relate solely to the Company's products and services and should not be construed as an endorsement of the Company's securities offering or an indication of future financial performance or investment returns.

How Heartstone Farms Works

A Subscription Business Built Around Repeat Purchases

At the heart of the Heartstone Farms business is a flexible subscription model designed to fit the way families actually buy food.

Customers begin by selecting the size of their meat box, then choose from more than 40 different cuts of beef, chicken, turkey, pork, and wild-caught seafood. Before each shipment, members receive a reminder and can easily customize their order, change products, skip a delivery, adjust timing, or add seasonal items.

This flexibility has helped Heartstone build long-term customer relationships rather than one-time transactions.

In 2025, subscriptions represented more than 76% of company revenue. Over their first 24 months, subscribers generated an average of $1,312 in revenue and placed 6.9orders, compared to just $320 in revenue and 1.7 orders for non-subscribers.

The result is a business built on recurring customer relationships, predictable revenue, and strong customer lifetime value. Subscription revenue also helps reduce seasonality, creating a more consistent revenue base throughout the year while allowing Heartstone to better support its network of American farm and fishing families.

We believe this combination of recurring revenue, and strong retention creates a durable foundation for future growth.

Traction

Heartstone Farms has grown through customer orders, repeat purchases, subscriptions, and the farms that joined along the way. Over time, that growth expanded fulfillment, added new households, and helped us reach more kitchens across the country.


HEARTSTONE
FARMS

$22.9M All-time revenue

158% revenue growth since 2023

120,000 More than 120,000 lifetime orders fulfilled

76% Subscription orders grew from 47% of total orders in 2023 to 76% in 2025

50+ Relationships with 50+ American farm and fishing families

26 Customers served across 26 states

Fulfillment expansion and operational improvements completed

$800K Previous crowdfunding campaign raised nearly $800K from 455 investors

5000 Named to the Inc. 5000 list of America's fastest-growing private companies

Meat buying changed during those same years. Online ordering expanded, recurring purchases became more common, and more households started exploring alternatives to traditional grocery channels.

Market

How consumers purchase meat and groceries is changing. Online grocery ordering has expanded, recurring purchasing behavior has become more common, and more households now incorporate delivery into their routines.

Those changes have created new opportunities for subscription businesses, direct-to-consumer food brands, and companies building direct relationships with customers outside traditional grocery channels.



ONLINE PURCHASING BEHAVIOR

Online grocery is projected to reach approximately $452B by 2028*

Online meat subscriptions are projected to grow at approximately 14.3% CAGR*

Subscription commerce and recurring purchasing behavior continue expanding across food categories*

$452B

Sources: Persistence Market Research, Meat Subscription Market (2025–2032 CAGR projection)



CONSUMER DEMAND FOR TRANSPARENCY

82%

82% of consumers say they would pay more for accurate and transparent information about meat*

Consumers are increasingly seeking information about food origins, production standards, and sourcing practices*

Interest in supporting American farms and independently sourced food continues growing*



85%

INDUSTRY STRUCTURE

Just four companies control 85% of beef production in the US.

Similarly, 67% of pork production is controlled by four corporations.

Increasingly, consumers are purchasing meat online - with 57% of consumers having purchased meat online in the last month

Source: Transparent Path, 2020 Food Decisions Study Whitepaper (2020).

Source: Farm Action, Food & Agriculture Market Concentration Data; Midan Marketing, Meat E-Commerce Research Report.

The market changed because consumer behavior changed. As households became more comfortable buying food online and through recurring delivery models, new opportunities emerged for trusted farm-to-table brands built around long-term customer relationships.

How We Make Money

Heartstone earns revenue through recurring subscriptions, individual purchases, and additional products customers add throughout the year.

Subscription Meat Boxes

Subscriptions are the primary driver of the business. Customers receive recurring deliveries with flexibility in product selection, timing, and order frequency, driving repeat purchases and long-term customer relationships.

À La Carte Orders

Customers can also place individual orders outside of subscriptions. These purchases support households that prefer to buy for specific meals, gatherings, holidays, or seasonal needs.

Seasonal Products and Add-ons

Additional revenue comes through seasonal offerings, specialty items, and add-on purchases that complement subscription and individual orders.

Use of Funds

USE OF FUNDS

The capital from this raise supports the work ahead as we



The capital from this raise supports the work ahead as we grow subscriptions, add customers, expand inventory, and continue building the operation.

SALES & MARKETING

A significant portion of the larger raise will be allocated to expanding our marketing campaigns, enhancing brand visibility and attracting more customers to our subscription service.

PRODUCT DEVELOPMENT

We plan to use part of the funds to develop new product offerings, including unique cuts and specialty meats, to meet diverse customer preferences.

32.2%

29.6%

8.5%

29.7%

OPERATIONS

Investing in operational efficiencies, including improved logistics and supply chain management, will ensure timely delivery of our products while maintaining quality.

PLATFORM FEES

Covering offering-related platform fees, compliance costs, payment processing, and administrative expenses associated with the fundraising campaign.

Help Build The Future Of Heartstone Farms

More than 455 investors joined our last crowdfunding campaign in 2024 because they believed in what Heartstone Farms is building.

Today, we serve customers across 26 states, work with more than 50 American farm and fishing families, and continue to grow a subscription business built on trust, transparency, and recurring customer relationships.

We're inviting new investors to join us as owners as we build the next chapter of Heartstone Farms.



ABOUT

HEADQUARTERS

128 Paine Rd
Charleston, ME 04422-3424

WEBSITE

View Site ⧉

Heartstone Farms is building a direct connection between American families and the people raising their food. We partner with more than 50 farm and fishing families across the country, delivering beef, pork, poultry, and wild-caught seafood directly to customers through our subscription-based model. Since our last raise in 2024, revenue has grown to $6.46 million, we've shipped more than 100,000 orders, and expanded service to 26 states.

TERMS

Heartstone Farms

Overview

PRICE PER SHARE   VALUATION

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

America was founded by farmers.

Before there were cities... before there were factories... before there was Wall Street... there were farm families.

Men and women who cleared fields by hand. Who built fences from stone. Who rose before daylight... and worked until dark.

And for nearly all of our 250 years, agriculture — and the farm families behind it — were not just part of America.

They were America.

The values that built this country didn't come from boardrooms or algorithms.

They came from farms.

Hard work.

Independence.

Sacrifice.

Stewardship.

Family.

Responsibility.

That's who we were.

But somewhere along the way... things changed.

The people who raise our food became invisible.

Farmers became an afterthought.

Or worse.

Food became industrialized.

Consolidated.

Processed.

Today, most Americans have never met the people raising their food.

They don't know where it comes from.

They don't know how the animals were raised.

They don't know what's been added to it.

And honestly... many have stopped even asking.

But we think that matters.

Because food is not just fuel.

It's your family's health.

It's Sunday dinners.

Backyard cookouts.

Holidays around the table.

And behind every one of those moments... should be someone you trust.

That's why we started Heartstone Farms.

Not to become another food company.

But to reconnect people with the farmers who still believe in doing things the right way.

Farmers who still wake up before sunrise.

Who still care for animals properly.

Who still believe their name should mean something.

Over the last few years… thousands of families across America have joined us.

Not just as customers…

But as supporters of a different food system.

One built around trust.

One built around relationships.

One that keeps independent American farms alive.

And now… we're inviting people to become part owners of what we're building.

Because we don't believe the future of American food should belong only to giant corporations.

We think the people who care about this future… should have a chance to help shape it.

Because we believe America is worth rebuilding from the ground up.

Knowing your farmer again.

Knowing your food again.

And remembering who we are.

This company was built by farmers.

Maybe its future should be owned by the people who believe in them.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G - TTW Materials















BECOME AN OWNER OF HEARTSTONE FARMS

LAUNCHING SOON

More than 450 people invested in Heartstone Farms through our prior crowdfunding round in 2024. Join the Early Bird List to be among the first to hear about our next investment opportunity.

Early Bird investors may be eligible for bonus shares, subject to the terms disclosed when the campaign launches..

DESIGNED FOR EVERYDAY INVESTORS

You do not need to be a large investor to join the Early Bird list. Full investment details will be available on StartEngine when the offering launches.

JOIN THE EARLY BIRD LIST

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CHAT

No obligation. Just early access to investor information.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

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